File No. 813-00423

As filed with the Securities and Exchange Commission on May 22, 2026

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

THIRD AMENDED AND RESTATED

APPLICATION PURSUANT TO SECTIONS 6(b) AND 6(e)

OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER EXEMPTING APPLICANTS FROM

CERTAIN PROVISIONS OF THE 1940 ACT

MANULIFE INVESTMENT MANAGEMENT PRIVATE MARKETS (US) LLC

MANULIFE EMPLOYEE SECURITIES COMPANY 2025, L.P.

(Name of Applicants)

197 Clarendon St

Boston, Massachusetts 02116

(Address of principal offices of Applicants)

Written communications regarding this Application and copies of all orders should be addressed to the following person:

Michael Lebowitz

Manulife Investment Management Private Markets (US) LLC

197 Clarendon Street

Boston, Massachusetts 02116

mlebowitz@manulife.com

With copies to:

John Hunt

Sullivan & Worcester LLP

One Post Office Square

Boston, Massachusetts 02109

jhunt@sullivanlaw.com

This Application consists of 34 pages, including exhibits.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Manulife Investment Management Private Markets (US) LLC Manulife Employee Securities Company 2025, L.P. 197 Clarendon Street Boston, Massachusetts 02116 File No. 813-00423	Third Amended and Restated Application Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order Exempting Applicants from Certain Provisions of that Act

I.	Summary

Manulife Investment Management Private Markets (US) LLC, a Delaware limited liability company (“MIM PM”)1, and together with its Affiliates (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), “Manulife” and each, a “Manulife Entity”) has organized and may in the future organize limited partnerships, limited liability companies, corporations, business or statutory trusts or other entities, or series of any of the foregoing as “employees’ securities companies” (each, a “Fund” and collectively the “Funds”) as defined in Section 2(a)(13) of the Investment Company Act of 1940, as amended (the “1940 Act”). Manulife Employee Securities Company 2025, L.P., a Delaware limited partnership, is the initial Fund (the “Initial Fund”).

MIM PM and the Initial Fund (together, “Applicants”) hereby request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 6(b) and 6(e) of the 1940 Act exempting the Funds from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”). With respect to Sections 17(a), (d), (e), (f), (g), and (j) and Sections 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, Applicants request a limited exemption as set forth in this application (the “Application”). Such order, if granted, shall be referred to herein as the “Order.”

No form having been prescribed by the Commission, Applicants proceed under Rule 0-2 under the 1940 Act.

Applicants state that the Initial Fund has been, and any other Fund that will be, offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission complies or will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

[1]	Manulife Investment Management Private Markets (US) LLC has replaced Manulife Investment Management Private Markets Holdings (LLC) as an Applicant.

The Funds are part of a program for employees of the Manulife Entities that has been designed to create investment opportunities that are competitive with those at other large investment management and financial services firms, to facilitate the recruitment and retention of high caliber professionals. Each Fund has or will have a general partner, managing member or other such similar entity (a “General Partner”), which manages, operates and controls such Fund. Manulife will control each Fund within the meaning of Section 2(a)(9) of the 1940 Act.

Eligible Employees given the opportunity to invest in the Funds will include certain Manulife employees and former employees, officers and directors and current Consultants (as defined below) of a Manulife Entity. Eligible Employees (as defined below) and certain of their family members will be individuals who (i) satisfy certain financial and sophistication standards and will not need the protection of the regulatory safeguards intended to protect the public, and (ii) will be “accredited investors” under Rule 501(a)(5), 501(a)(6), 501(a)(10) or 501(a)(11) of Regulation D under the Securities Act except that a limited number of Eligible Employees who invest in a Fund (not to exceed 35) may not be accredited investors.

All persons offered interests in a Fund will be informed that, among other things, (a) interests in the Funds (“Interests”) are being sold in transactions exempt under Section 4(a)(2) (“Section 4(a)(2)”) of the Securities Act of 1933, as amended (the “Securities Act”), Regulation D or Regulation S promulgated thereunder and thus offered without registration under and without the protections afforded by the Securities Act, and (b) the Funds will be exempt from most provisions of the 1940 Act and from the protections afforded thereby. A person acquiring Interests in a Fund, other than the General Partner, is referred to herein as a “Limited Partner” of that Fund.

Applicants believe that, in view of the facts described below and the conditions contained in this Application, and in view of the access to information, investment sophistication and financial capacity of all Limited Partners of all Funds, the concerns regarding overreaching and abuse of investors that the 1940 Act was designed to prevent will not be present.

II.	Statement of Facts

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

A.	Manulife and the Funds

Manulife

Manulife Financial Corporation (“MFC”) is a leading financial services provider, with its global headquarters in Toronto, Canada. It provides financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the U.S. MFC is a publicly held company that is listed on the Toronto Stock Exchange, New York Stock Exchange, Hong Kong Stock Exchange, and the Philippine Stock Exchange. MIM PM is an indirect subsidiary of MFC.

Among the Manulife Entities are investment advisers located in the U.S. and abroad. Collectively, these Manulife Entities operate under Manulife’s global investment management brand referred to as “Manulife Investment Management” (“MIM”). MIM provides comprehensive asset management solutions for pension plans, foundations, endowments, financial institutions, and other institutional investors worldwide, as well as wealth management and retirement products for affiliates, extending across a broad range of public and private asset classes and other asset allocation solutions. As a global organization with clients and employees located across the world, MIM provides a globally integrated business to best meet its clients’ needs.

The Initial Fund, Manulife Employee Securities Company 2025, L.P., was formed as a Delaware limited partnership on March 7, 2024. A Manulife Entity is the general partner of the Initial Fund.

The Funds

Manulife has formed the Initial Fund and intends to form additional Funds as part of a Manulife-sponsored program designed to create long-term financial incentives and capital-building opportunities for Eligible Employees and their Qualified Participants. That program, among other things, is expected to provide the Manulife Entities with a competitive advantage in recruiting and retaining high-caliber employees. The program also is designed to encourage the alignment of the financial interests of Eligible Employees with those of the Manulife Entities’ clients.

Within the program, the Funds enable Eligible Employees and their Qualified Participants to pool their investment resources. Pooling their resources enables Eligible Employees and their Qualified Participants to participate in MIM-sponsored investment opportunities offered primarily, and many times exclusively, to institutional investors. These opportunities usually are not available to Eligible Employees and their Qualified Participants as individual investors. Pooling resources of Eligible Employees and their Qualified Participants also facilitate diversification of their investment portfolios, as well as efficient professional asset management. In short, Eligible Employees and their Qualified Participants could rely on the Investment Adviser (as defined below) and its experienced portfolio managers and analysts to identify investment opportunities or analyze the investment merits of those opportunities rather than do it themselves.

In some instances, Manulife may form a Fund to co-invest with one or more investment funds organized primarily for the benefit of, or separately managed accounts owned by, investors who are not affiliated with any Manulife Entity and over which a Manulife Entity or an Unaffiliated Sub-Adviser (as defined below) exercises investment discretion (each a “Third-Party Fund”) in all or a portion of such Third-Party Funds’ investments or to invest in one or more Third-Party Funds.

A Fund may be structured as a limited partnership, limited liability company, corporation, business or statutory trust or other entity, or as a series of any of the foregoing,

organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction. A Fund may be organized under the laws of a non-U.S. jurisdiction to address any tax, legal, accounting and/or regulatory considerations applicable to certain Eligible Employees in certain jurisdictions or the nature of the investment program. Any Fund may serve as a “master fund” for other Funds (a “Master Fund”).

Interests in a Fund may be issued in one or more series with segregated assets and liabilities, each of which corresponds to particular Fund investments. In such event, each series will be an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act.

The investment objectives and policies of the Funds may vary from Fund to Fund. A Fund will operate in accordance with its governing documents, and the specific investment objectives and strategies for a Fund are or will be set forth in an offering memorandum. Each person being offered Interests in a Fund will receive a copy of such offering memorandum and governing documents (collectively, the “Offering Documents”) of such Fund before making an investment in the Fund. The terms of each Fund will be disclosed to each Eligible Employee or Qualified Participant at the time such Eligible Employee or Qualified Participant is invited to participate in the Fund. Each Fund is or will operate as a closed-end or open-end investment company, and a particular Fund may operate as a “diversified” or “non-diversified” vehicle within the meaning of the 1940 Act. A Fund may be a partnership or corporation for U.S. federal income tax purposes, and, if it were to become eligible, a Fund that is a corporation for U.S. federal income tax purposes may elect to be treated as a regulated investment company.

A Manulife Entity serves as the General Partner of the Initial Fund and will serve as a General Partner of each subsequent Fund. A General Partner may be structured as a limited partnership, limited liability company, corporation or other type of entity organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction. The duties and responsibilities of a General Partner with respect to a Fund will be set forth in the applicable governing documents of the Fund. If a limited liability company structure is used for a Fund, generally neither the General Partner nor any of the members of the limited liability company would be liable to third parties for the obligations of the Fund.

MIM PM currently serves as the investment adviser to the Initial Fund, and MIM PM or another Manulife Entity will serve as the investment adviser to subsequent Funds (each such person, an “Investment Adviser”). Each Investment Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), if required under applicable law. The determination as to whether a General Partner or other Investment Adviser to a Fund is required to register under the Advisers Act will be made by Manulife; no relief in respect of such determination is requested herein. Each Investment Adviser to a Fund shall comply with the standards prescribed in Sections 9, 36 and 37 of the 1940 Act. Applicants represent and concede that each Investment Adviser in managing a Fund is an “investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and is subject to those sections.

Each Fund (including any series) intending to rely on an order granted pursuant to this Application would comply with the terms and conditions of this Application.

B.	Eligible Employees and Qualified Participants

Interests in a Fund will be offered without registration in a transaction exempt under Section 4(a)(2), or Regulation D or Regulation S2 promulgated thereunder, and will be sold only to: (a) individuals who are employees of a Manulife Entity engaged in one or more aspects of the Manulife Entity’s financial services business, or in an administrative, financial, accounting, legal, marketing or operational activity relating to any such business (each, an “Eligible Employee”); (b) at the request of Eligible Employees and the discretion of the General Partner, Qualified Participants (as defined below) of such Eligible Employees; and/or (c) one or more Manulife Entities.

In order to qualify as an “Eligible Employee,” (a) an individual must (i) be a current or former employee, officer or director or current Consultant (as defined below) of a Manulife Entity and (ii) except for certain individuals who meet the definition of “knowledgeable employee” in Rule 3c-5(a)(4) under the 1940 Act as if the Funds were “Covered Companies” within the meaning of the rule and a limited number of other employees of Manulife Entities3 (collectively, “Non-Accredited Investors”), meet the standards of an “accredited investor” under Rule 501(a)(5), Rule 501(a)(6), 501(a)(10) or 501(a)(11) of Regulation D, or (b) an entity must (i) be a current Consultant of a Manulife Entity and (ii) meet the standards of an “accredited investor” under Rule 501(a) of Regulation D. A Fund may not have more than 35 Non-Accredited Investors.

At the request of an Eligible Employee and the discretion of the Fund’s General Partner, Interests in a Fund may be assigned by such Eligible Employee, or sold directly by the Fund, to a Qualified Participant of an Eligible Employee. In order to qualify as a “Qualified Participant,” an individual or entity must (a) be an Eligible Family Member or Eligible Investment Vehicle (in each case as defined below), respectively, of an Eligible Employee and (b) if purchasing an Interest from a Fund, except as discussed below, come within one of the categories of an “accredited investor” under Rule 501(a) of Regulation D. An “Eligible Family Member” is a

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Applicants may rely on Regulation S to offer Interests in a Fund to Manulife Entities, Eligible Employees and their Qualified Participants who are in each case based outside of the United States and are not “U.S. Persons” (as defined in Regulation S) in order to create investment opportunities for such persons. Applicants may also offer Interests to such persons in reliance on Section 4(a)(2) and/or Regulation D. Any such persons will be required to meet the eligibility criteria described herein in order to participate in a Fund.

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Eligible Employees who are Non-Accredited Investors must meet the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the Securities Act and may be permitted to invest his or her own funds in a Fund if, at the time of such Eligible Employee’s investment in the Fund, he or she (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment management, investment banking, legal or similar business experience, and (c) has had reportable income from all sources in an amount of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources in an amount of at least $140,000 in each year in which such person has committed to make investments in a Fund. In addition, such Eligible Employee will not be permitted to invest in any year more than 10 percent of his or her income from all sources for the immediately preceding year in the aggregate in such Fund and in all other Funds in which he or she has previously invested.

spouse (or spousal equivalent as defined in Rule 501(j) of Regulation D of the Securities Act), parent, child, spouse (or spousal equivalent as defined in Rule 501(j) of Regulation D of the Securities Act) of child, brother, sister or grandchild of an Eligible Employee, including step and adoptive relationships. An “Eligible Investment Vehicle” is (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee, (b) a partnership, corporation or other entity controlled by an Eligible Employee,4 or (c) a trust or other entity established solely for the benefit of an Eligible Employee and/or one or more Eligible Family Members of an Eligible Employee. An Eligible Employee or Eligible Family Member may purchase an Interest through an Eligible Investment Vehicle only if either (i) the investment vehicle is an “accredited investor” as defined in Rule 501(a) of Regulation D, or (ii) the applicable Eligible Employee is a settlor and principal investment decision-maker with respect to the investment vehicle. If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created such vehicle, alone or together with other eligible individuals, and who has contributed funds to such vehicle. Eligible Investment Vehicles that are Non-Accredited Investors will be counted in accordance with Regulation D toward the 35 Non-Accredited Investors limit discussed above.

Because of the requirements described above, Interests in each Fund will be held by persons and entities with a close nexus to a Manulife Entity through employment (or other ongoing relationship in the case of Consultants (as described below)) and/or family ties. However, the status of an individual or entity as a Qualified Participant will not be affected by the termination of employment or other relationship of the relevant Eligible Employee, except under the circumstances described below with respect to Consultants and Eligible Employees under “Structure of the Funds.”5 The General Partner will have the absolute right to require the repurchase, redemption, forced withdrawal or transfer of any Interest for its fair market value if the General Partner determines in good faith that any Limited Partner’s continued ownership of such Interest in a Fund jeopardizes such Fund’s status as an “employees’ securities company” under the 1940 Act.

It is anticipated that, at the sole discretion of the General Partner, consultants or business or legal advisors of any Manulife Entity may be offered the opportunity to participate in the Funds. Manulife believes that persons or entities whom a Manulife Entity has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to a Manulife Entity (“Consultants”) share a community of interest with the Manulife Entity and the Manulife Entity’s employees. In order to participate in a Fund, Consultants must be currently engaged by a Manulife Entity and will be required to be an “accredited investor” under Rule 501(a) of Regulation D. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Fund through a partnership, corporation or other entity that is controlled by the Consultant, the

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The inclusion of partnerships, corporations, or other entities controlled by an Eligible Employee in the definition of “Eligible Investment Vehicle” is intended to enable Eligible Employees to make investments in the Funds through personal investment vehicles for the purpose of personal and family investment and estate planning objectives. Accordingly, there is a close nexus between Manulife and the investment vehicle through the individual who controls the vehicle.

[5]	As permitted under Section 2(a)(13) of the 1940 Act, Interests may be held by current and former employees, officers and directors of Manulife and their Qualified Participants.

individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant and will be required to qualify as “accredited investor” under Rule 501(a) of Regulation D. In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to Eligible Employees who are employees, officers or directors of Manulife and who have an interest in maintaining an ongoing relationship with one or more Manulife Entities. Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the General Partner and/or the directors and officers of Manulife responsible for making investments for the Funds similar to the access afforded Eligible Employees who are employees, officers or directors of Manulife. Accordingly, there will be a close nexus between Manulife and such entities.

The limitations on the class of persons who may subscribe for, acquire or hold Interests, in conjunction with other characteristics of the Funds, will qualify each Fund as an “employees’ securities company” under Section 2(a)(13) of the 1940 Act.6

Investing in the Funds will be voluntary on the part of Eligible Employees and their Qualified Participants. No sales load or similar fee of any kind will be charged in connection with the sale of Interests. Eligible Employees will be experienced in the investment management or related financial services businesses or in administrative, financial, accounting, legal, marketing or operational activities related thereto. Eligible Employees will be individuals who satisfy certain financial and sophistication standards, will be able to make investment decisions on their own, and will not need the protection of the regulatory safeguards designed to protect the public.

Prior to offering Interests to an Eligible Employee or its Qualified Participants, a General Partner must reasonably believe that the Eligible Employee or Qualified Participant will be capable of understanding and evaluating the merits and risks of participating in a Fund and that each such individual is able to bear the economic risk of such participation and afford a complete loss of his or her investments in Funds. The General Partner may impose more restrictive suitability standards in its sole discretion.

C.	Structure of the Funds

The management of each Fund will be vested in its General Partner. Each Fund will have only Eligible Employees, Qualified Participants and/or as discussed below, one or more

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Section 2(a)(13) of the 1940 Act defines an “employees’ securities company” as “any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer, or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.”

Manulife Entities, as Limited Partners and will have minimum capital commitments and restrictions with respect to transferability of Interests.

The terms of each Fund will be determined by Manulife in its discretion, consistent with the terms and conditions of the Order, and such terms will be fully disclosed to each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Fund, to such Qualified Participant, at the time such Eligible Employee or Qualified Participant is invited to participate in the Fund. Among other things, each Eligible Employee, and, if a Qualified Participant of such Eligible Employee will be required to make an investment decision with respect to whether or not to participate in a Fund, such Qualified Participant, will be furnished with a copy of the governing documents for the relevant Fund, which will set forth in full the terms applicable to a Limited Partner’s Interests in a Fund.

A Manulife Entity may purchase Interests in a Fund that it may award to Eligible Employees as bonuses or similar compensation. Interests so acquired by a Manulife Entity will be acquired from the Fund at the same time and the same price as Interests purchased by the Limited Partners and, while owned by a Manulife Entity, will be voted in proportion to the votes of the other Limited Partners, if applicable. The Manulife Entity may award these Interests at any time during the life of the Fund to Eligible Employees as bonus or similar compensation. The sale or award of these Interests by a Manulife Entity will have no dilutive effect upon the Interests of already existing Limited Partners because the Interests will have already been issued and sold to the Manulife Entity by the applicable Fund at net asset value. Interests awarded as bonus or similar compensation may be subject to vesting arrangements to be determined by the Manulife Entity.

Eligible Employees may in the future be offered the opportunity to participate in a Fund through deferred or bonus compensation programs pursuant to which they will be granted awards of (a) Interests in a Fund or (b) economic interests substantially similar to those which would be achieved by direct investments in a Fund of the deferred or bonus amounts. The deferred compensation plans and/or an interest in such plans of an Eligible Employee: (w) will be subject to the applicable terms and conditions of the Application,7 (x) will only be offered to Eligible Employees who are current employees, officers, directors or Consultants of a Manulife Entity, (y) will have restrictions on transferability, including prohibitions on assignment or transfer except in the event of the Eligible Employee’s death or as otherwise required by law or permitted by the governing documents, and (z) will provide information to participants equivalent to that provided to Limited Partners in the corresponding Fund, including, without limitation, disclosure documents and audited financial information.

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For purposes of this Application, a Fund will be deemed to be formed with respect to each deferred compensation plan and each reference to “Fund,” “capital contribution,” “General Partner,” “Limited Partner” and “Interest” in this Application will be deemed to refer to the deferred compensation plan, the notional capital contribution to the deferred compensation plan, Manulife, a participant of the deferred compensation plan and participation rights in the deferred compensation plan, respectively.

The purchase price for an Interest may be payable in full upon subscription or in installments as determined by the General Partner. Eligible Employees may be offered the opportunity to acquire Interests as determined by the General Partner.8 A Fund may permit the purchase price (including capital contributions) for an Interest in a Fund to be payable in a manner that varies from that of other Funds, including payment through capital calls. The General Partner may defer all or a portion of a scheduled installment payment with respect to a Fund on prior written notice to the Limited Partners participating in that Fund. Upon prior written notice, the General Partner may require payment of all or any part of a deferred payment. The General Partner may determine that all or a portion of the amounts deferred will not be needed to fund Fund investments. If this determination is made, the General Partner may elect to cancel irrevocably the outstanding obligation of Limited Partners participating in that Fund. The terms and conditions relating to payment of the purchase price and any capital contributions will be fully disclosed to Limited Partners prior to the acceptance of their subscription documents.

A Limited Partner that fails to contribute any part of its capital commitment or any portion of a fee calculated with respect to that Limited Partner shall be in default. The terms and conditions relating to a default with respect to the Interests in a Fund will be fully disclosed to all persons being offered Interests in the Fund in the governing documents of such Fund prior to the acceptance of their subscription documents.

A General Partner may have the right, but not the obligation, to repurchase, cancel, or transfer to another Qualified Participant, the Interests of (a) an Eligible Employee who ceases to be an employee, officer, director or Consultant of a Manulife Entity for any reason or (b) any Qualified Participant of any person described in clause (a). The governing documents for each Fund will describe, if applicable, the amount that a Limited Partner would receive upon repurchase, cancellation or transfer of its Interests. If a General Partner were to exercise such a right to repurchase, cancel or transfer such Interests, a Limited Partner would receive upon repurchase, cancellation or transfer of its Interests, at a minimum, the lesser of (x) the amount actually paid by or (subject to any vesting requirements) on behalf of the Limited Partner to acquire the Interests (plus interest, as determined in good faith by the General Partner) less any amounts paid to the Limited Partner as distributions, and (y) the fair market value of the Interests determined at the time of the repurchase, cancellation or transfer as determined in good faith by the General Partner.

Interests in each Fund will be non-transferable except with the prior written consent of the General Partner, and, in any event, no person or entity will be admitted into the Fund as a Limited Partner unless such person is (i) an Eligible Employee, (ii) a Qualified Participant or (iii) a Manulife Entity. Consequently, the limitations on the transferability of Interests in the Fund ensure that the community of interest among the participants will continue through the life of the Fund.

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In no case will a loan to a prospective Limited Partner be extended or arranged if prohibited by law, including the Sarbanes-Oxley Act of 2002. If a Manulife Entity extends a loan to a Limited Partner, the loan will be made at an interest rate no less favorable to the Limited Partner than that which could be obtained on an arm’s length basis.

Each Fund will retain the right to require the payment of any unfunded capital contributions from the Limited Partners for any appropriate Fund purpose, including the payment of Fund indebtedness, and may be permitted to assign this right to any lender to the Fund.

The governing documents of each Fund will describe the consequences, if any, for a Limited Partner’s Interests in the event of termination of the Eligible Employee’s employment or role as a Consultant with a Manulife Entity, whether for cause or not, or upon his or her bankruptcy, voluntary resignation, death, permanent disability, retirement or otherwise. In such event, the Manulife Entity will be required to or will have the option to acquire all or part of the applicable Eligible Employee’s Interest. If a Manulife Entity acquires such Eligible Employee’s Interests, such Eligible Employee would receive the amount described above in this Section II.C. Once a Consultant’s ongoing relationship with the Manulife Entity is terminated: (i) such Consultant and its Qualified Participants, if any, will not be permitted to purchase any additional Interests or contribute any additional capital to a Fund except as described in the governing documents; and (ii) the existing Interests of such Consultant and its Qualified Participants, if any, as of the date of such termination will (A) to the extent the governing documents of a Fund provide for periodic redemptions in the ordinary course, be redeemed as of the next regularly scheduled redemption date and (B) to the extent the governing documents of a Fund do not provide for such periodic redemptions (e.g., as a result of the vehicle primarily investing in illiquid investments), be retained. The amount to be received by the Eligible Employee will be subject to any applicable vesting schedule or forfeiture provisions, and to the extent there is an oversubscription for a regularly scheduled redemption, existing Interests of the Eligible Employee will be redeemed on a pro rata basis with all other Limited Partners who have made a request, in accordance with the governing documents, to be redeemed as of that redemption date and any subsequent regularly scheduled redemption date until all of such Eligible Employee’s existing Interests are redeemed. Even if part of an Interest is acquired or canceled by a Manulife Entity, the Limited Partner may still be required to make additional capital contributions for the payment of the Management Fee or other expenses relating to Fund investments in which the Limited Partner retains an Interest.

A Manulife Entity (as lender) may make loans to a Fund (as borrower), undertake to purchase Interests and contribute capital to a Fund, and contribute capital to a Fund. A Manulife Entity may do so, for example, in order for a Fund to satisfy the definition of “qualified purchaser” (as defined in Section 2(a)(51) of the 1940 Act) and the Rules and Regulations, to provide critical mass to a Fund to implement the Fund’s investment strategy. As Limited Partners purchase Interests in a Fund over time, the Manulife Entity may redeem its Interests, withdraw its capital, or sell its commitments or Interests in a Fund to Limited Partners. If a Manulife Entity makes loans to a Fund, the lender will be entitled to receive interest, provided that the interest rate will be no less favorable to the borrower than the rate obtainable on an arm’s length basis. The possibility of any such borrowings, as well as the terms thereof, will be disclosed to Limited Partners prior to their investment in a Fund. Any indebtedness of the Fund will be the debt of the Fund and without recourse to the Limited Partners. The Fund will retain the right to require the payment of any unfunded capital contributions from the Limited Partners for any appropriate Fund purpose, including the payment of Fund indebtedness, and may be permitted to assign this right to any lender to the Fund. A Fund will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own securities of the Fund (other than short-term paper). A Fund will not lend any funds to any Manulife Entity.

D.	Management

The General Partner of a Fund will be responsible for the overall management of the Fund and will have the authority to make all decisions regarding the acquisition, management and disposition of Fund investments, as well as control and direct the Fund and its operations, business and affairs. However, the General Partner may be permitted to delegate certain of its responsibilities regarding the acquisition, management and disposition of Fund investments to an Investment Adviser, provided that the ultimate responsibility for, and control of, the Fund remains with the General Partner. A General Partner’s or Investment Adviser’s investment decisions for a Fund may be subject to the approval of an investment committee, comprising senior officers of Manulife, but the General Partner will be ultimately responsible for the affairs and investments of such Fund. If the General Partner determines that a Fund should enter into any side-by-side investment with an unaffiliated entity, the General Partner will be permitted to engage as sub-investment adviser the unaffiliated entity (an “Unaffiliated Sub-Adviser”), which will be responsible for the management of such side-by-side investment. Where the General Partner has appointed a separate Investment Adviser, Applicants anticipate that the General Partner will, in most cases, exercise its authority only after receiving a recommendation from the Investment Adviser as to the matter to be acted upon. A General Partner may also delegate administrative responsibilities for a Fund to a Manulife Entity.

An Investment Adviser may be paid a management fee (“Management Fee”) for its services to a Fund, which fee will generally be determined as a percentage of the capital commitments or assets under management (appreciated capital commitments) of the Limited Partners. A General Partner or Investment Adviser may receive a performance-based fee, allocation or distribution (“Performance-Based Compensation”)9 based on the net gains of the Fund’s investments, in addition to any amount allocable to the General Partner’s, Investment Adviser’s capital contribution. All or a portion of any Performance-Based Compensation may be paid to individuals who are officers, employees or stockholders of the Investment Adviser or their “affiliated persons,” as defined in Section 2(a)(3) of the 1940 Act. Certain of the Funds may

[9]

“Performance-Based Compensation,” e.g., “carried interest” or “performance allocations”, is a fee, allocation or distribution to the General Partner, a Limited Partner or an Investment Adviser based on net gains, distributions or returns in addition to the amount allocable to any such entity in proportion to its capital contributions. A General Partner, Limited Partner or an Investment Adviser that is registered as an investment adviser under the Advisers Act may charge Performance-Based Compensation only if permitted by Rule 205-3 under the Advisers Act. If the General Partner, Limited Partner or an Investment Adviser is not registered under the Advisers Act, any Performance-Based Compensation will comply with Section 205(b)(3) of the Advisers Act (with such Fund treated as though it were a business development company solely for the purpose of that section). In addition, a Fund may invest in other private capital partnerships that themselves are charged performance-based compensation meeting the requirements of Rule 205-3 under the Advisers Act. Limited Partners in such Funds will receive disclosure of the consequences and costs associated with such arrangements.

not pay Performance-Based Compensation or a Management Fee but may pay a fee for administrative services to a Manulife Entity.

If an Unaffiliated Sub-Adviser is entitled to receive Performance-Based Compensation, it may also act as an additional General Partner (or as a special limited partner, special member or equivalent) of a Fund solely in order to address certain tax issues relating to the Performance-Based Compensation. In all such instances, however, a Manulife Entity will also be a General Partner of the Fund and will have exclusive responsibility for making the determinations required to be made by a General Partner under this Application. No Unaffiliated Sub-Adviser will beneficially own any outstanding securities of a Fund.

A Manulife Entity will not receive any management fees or other compensation at both the Fund level and the Aggregation Vehicle or Underlying Fund level with respect to a Fund’s investment in an Aggregation Vehicle or Underlying Fund sponsored or advised by Manulife (so as to avoid duplication). For the avoidance of doubt, a Manulife Entity may charge a Management Fee or Performance-Based Compensation at the Fund level with respect to a Fund’s investment in an Aggregation Vehicle or Underlying Fund managed by a third party even if the third party is paid a Management Fee or Performance-Based Compensation at the Aggregation Vehicle or Underlying Fund level.

Expenses that may be charged by the General Partner or the Investment Adviser to the Fund could include legal and accounting fees, organizational expenses, administrative expenses and other operating expenses (including the Fund’s pro rata share of expenses incurred by the General Partner or the Investment Adviser in connection with potential investments). Where a Fund is formed to invest concurrently with Third-Party Funds (defined below), organizational expenses may include such Fund’s pro rata share of organizational expenses attributable to such Third-Party Funds. Manulife reserves the right to pay for organizational expenses with respect to a Fund.

Changes recommended by tax counsel to the Funds may be made to the structure of Manulife Entities (including the General Partners) and Manulife Entities’ (including the General Partners’) contribution to the Funds, if any, so as not to impair the tax status of the Funds.

Applicants represent and concede that each General Partner and Investment Adviser managing a Fund is an “investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and is subject to those sections. In addition, without limiting any recordkeeping requirement imposed by the Advisers Act, a Fund and its General Partner and Investment Adviser will maintain and preserve such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Limited Partners or that are necessary or appropriate to record transactions with the Fund. All such records will be subject to examination by the Commission staff.

E.	Investments

Each Fund will operate as a diversified or non-diversified, closed-end or open-end investment company of the management type within the meaning of the 1940 Act; provided, that the governing documents of a Fund may provide for periodic subscriptions, redemptions or withdrawals. The investment objectives and policies of each Fund and whether it will operate as a diversified or non-diversified closed-end or open-end vehicle may vary from Fund to Fund and will be set forth in the Offering Documents relating to the specific Fund.

Funds may be expected to seek capital appreciation through speculative and high-risk investments. Potential investments for the Funds include a wide variety of liquid and illiquid U.S. and non-U.S. assets, securities, commodities, derivatives and alternative investments, including but not limited to public and private debt and equity securities, real estate, commodity futures, derivatives and other financial assets.

Each Fund may invest either directly or indirectly through investments in limited partnerships and other investment pools (including pools that are exempt from registration in reliance on Section 3(c)(1) or 3(c)(7) or other exemptions from registration under the 1940 Act) and investments in registered investment companies sponsored or advised by Manulife or by third parties (each, an “Underlying Fund”).10 Investments may be made side by side with Manulife Entities and through investment pools (including “Aggregation Vehicles”) sponsored or managed by a Manulife Entity or an unaffiliated entity.11

It is possible that an investment program may be structured in which a Fund will co-invest in a portfolio company with Manulife or a Third-Party Fund. A Fund that is formed to co-invest with Manulife or one or more Third-Party Funds will co-invest in each or a portion of the investments made by Manulife or the relevant Third-Party Funds for which the Fund was formed in accordance with its governing documents. Side-by-side investments held by a Third-Party Fund, or by a Manulife Entity in a transaction in which the Manulife Entity’s investment was made pursuant to a contractual obligation to a Third-Party Fund, will not be subject to the restrictions contained in Condition 3 below. The General Partner will not delegate management

[10]

Applicants are not requesting any exemption from any provision of the 1940 Act or any Rule thereunder that may govern the eligibility of a Fund to invest in an entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or any such entity’s status under the 1940 Act.

[11]

An “Aggregation Vehicle” is an investment pool sponsored or managed by a Manulife Entity that is formed solely for the purpose of permitting a Fund, a Master Fund, Third-Party Funds or other Manulife Entities to collectively invest in other entities. It may often be more efficient for a Fund, Third-Party Funds or other Manulife Entities to invest in an entity together through an Aggregation Vehicle rather than having each investor separately acquire a direct interest in such entity. An Aggregation Vehicle will not be used to issue interests that discriminate against a Fund or provide preferential treatment to a Manulife Entity or other Manulife-related investors with respect to a portfolio company investment. Because no investment decisions are made at the Aggregation Vehicle level, the fact that a person who participates in the Fund’s decision to acquire an interest in an Aggregation Vehicle also serves as an officer, director, general partner or investment adviser of the Aggregation Vehicle would not create a conflict of interest on the part of such person.

and investment discretion for the Fund to an Unaffiliated Sub-Adviser or a sponsor of a Third-Party Fund. All other side-by-side investments held by Manulife Entities will be subject to the restrictions contained in Condition 3.

In compliance with Section 12(d)(1)(A)(i) of the 1940 Act, a Fund will not purchase or otherwise acquire any security issued by a registered investment company if, immediately after such purchase or acquisition, the Fund would own in the aggregate more than 3 percent of the outstanding voting stock of such investment company. In addition, a Fund may acquire shares of money market funds in compliance with Rule 12d1-1 under the 1940 Act.

A substantial percentage of a Fund’s investments may be made available to it by Manulife. The amount of any particular investment made available to a Fund will depend upon particular circumstances relating to the investment.

To the extent authorized by applicable governing documents but subject to applicable law and the terms and conditions hereof, a Fund will be permitted to enter into transactions involving (i) one or more Manulife Entities, (ii) a portfolio company, (iii) any partner or person or entity affiliated with a Manulife Entity, or (iv) a Third-Party Fund. Such transactions may include the purchase or sale by a Fund of an investment, or an interest therein, from or to a Manulife Entity or a Third-Party Fund, acting as principal. Additionally, a Manulife Entity (including the General Partner) may receive fees or other compensation and expense reimbursement in various forms for services rendered to companies or other entities in which the Funds invest or competitors of such entities. Such fees or other compensation may include, without limitation, transaction fees, closing fees, monitoring fees, advisory fees, placement fees, organization or service fees, financing fees, management fees, directors’ fees, performance-based fees, fees for brokerage and clearing services and compensation in the form of performance-based compensation entitling the Manulife Entity to share disproportionately in income or capital gains or similar compensation. Employees of any Manulife Entity may serve as officers or directors of such entities pursuant to rights held by a Fund or a Manulife Entity or the Third-Party Funds to designate such officers or directors, and they may receive officers’ and directors’ fees and expense reimbursements in connection with such services. Manulife reserves the right not to charge or to waive all or a part of any such fees or other compensation that a Fund otherwise might incur or bear indirectly or to reduce any fees that it charges to a Fund by all or a portion of such fees. However, any such fees or other compensation or expense reimbursement received by a Manulife Entity generally will not be shared with any Fund.

Manulife Entities may also engage in activities in the normal course of their investment management and related financial services businesses that may conflict with the interests of the Limited Partners. For example, Manulife Entities may have pre-existing relationships with companies in which a Fund invests. Manulife Entities may represent potential buyers and sellers of, or may be involved in the restructuring of, a company in which the Fund may have an investment interest, and the Fund may thus be limited or precluded from investing in or selling securities issued by such a company.

Manulife Entities may come into possession of inside information concerning specific companies and a Fund’s investment flexibility may be constrained as a consequence of

Manulife’s inability to use the information for investment purposes. Furthermore, a Manulife Entity may act as a broker for both a Fund and for another person on the other side of the transaction. These potential conflicts of interest, to the extent relevant to an investment in a Fund, will be disclosed to the Limited Partners.

F.	Distributions

The allocation of profits and losses of a Fund will be determined in compliance with applicable tax rules and regulations and in accordance with its governing documents. Unless otherwise specifically provided in the governing documents, the capital accounts of the Limited Partners will not be reduced below zero. Distributions of Fund profits will be made at the time and in the amounts determined by the General Partner in accordance with the terms of the governing documents. The General Partner will have discretion in distributing to the Limited Partners cash and other proceeds from the Fund’s investments. The General Partner may, in its sole discretion, establish reserves for liabilities and expenses of the Fund, invest such proceeds in temporary investments and/or hold back such proceeds and use them to fund the Fund’s liabilities and capital commitments. Securities being distributed in kind will be valued at fair market value in good faith by the General Partner or by an independent third party appointed by the General Partner. At the discretion of the General Partner, distributions may also be made to enable Limited Partners to pay taxes on attributable income or to comply with applicable tax rules and regulations.

G.	Reports and Accounting

A Fund will send its Limited Partners an annual financial statement within 120 days after the end of each fiscal year of the Fund or as soon as practicable thereafter or, in case the Fund is a “fund of funds,” within 180 days12 after the end of each fiscal year of the Fund. The annual financial statement will be audited13 by independent certified public accountants. In addition, as soon as practicable after the end of each fiscal year of a Fund, a report will be sent to each Limited Partner setting forth the information with respect to such Limited Partner’s share of income, gains, losses, credits and other items, as necessary, for U.S. federal and state income tax purposes resulting from the operation of the Fund during that year.

The value of a Limited Partner’s Interests will be determined at such times as the General Partner or the Investment Adviser deems appropriate or necessary. Such valuation, however, will be done at least annually at the Fund’s fiscal year end. The General Partner or the Investment Adviser will value the assets held by the Fund in good faith in accordance with the procedures described in the Fund’s governing documents.

In addition, to the extent provided in its governing documents, a Fund will provide a non-U.S. Limited Partner with such information as may be reasonably necessary to enable such

[12]

A fund of funds is a pooled investment vehicle that invests 10 percent or more of its total assets in other pooled investment vehicles that are not, and are not advised by, a related person of the pool, its general partner, or its adviser.

[13]	“Audit” will have the meaning defined in Rule 1-02(d) of Regulation S-X under the Exchange Act.

Limited Partner to prepare the necessary non-U.S. income tax returns; provided that each such Limited Partner has notified the General Partner of the specific information required by each jurisdiction for which such Limited Partner will be preparing income tax returns reasonably in advance of the time that such information will be required, and provided further that complying with such information request does not impose an undue or disproportionate burden on the Fund’s General Partner.

H.	Fund Term and Dissolution

The term of a Fund will be set forth in its governing documents. Each Fund may be dissolved prior to the expiration of its term upon the occurrence of certain specified events, also set forth in its governing documents. Upon dissolution of a Fund, the Fund’s assets will be distributed in accordance with its governing documents.

III.	Request for Relief and Legal Analysis

Applicants respectfully request that the Commission issue an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Funds from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations. With respect to Sections 17(a), (d), (e), (f), (g), and (j) and Sections 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, Applicants request a limited exemption as set forth in this Application.

Applicants state that any Fund offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

A.	Status as Employees’ Securities Company

Each Fund (including any series) will be an “employees’ securities company” as that term is defined in Section 2(a)(13) of the 1940 Act. Under Section 6(b) of the 1940 Act, the Commission is required, upon application, to exempt an employees’ securities company if and to the extent that the exemption is consistent with the protection of investors. Section 6(b) requires the Commission to give due weight to, among other things (a) the form of organization and the capital structure of the company, (b) the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities, (c) the prices at which securities issued by the company will be sold and any applicable sales load, (d) the disposition of the proceeds of the securities issued by the company, (e) the character of securities in which those proceeds will be invested, and (f) the existence of any relationship between the company and the issuers of securities held by the company. Applicants submit that the Commission should grant the requested relief on the basis of these factors as applied to the Funds.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities. Under Section 6(e) of the 1940 Act, the Commission, in connection with any Order exempting an investment company from any provision of Section 7 of the 1940 Act, may require that certain provisions apply to such company, and to other persons in their transactions and relations with such company, as though the company were registered under the 1940 Act, if the Commission deems such requirements necessary or appropriate in the public interest or for the protection of investors.

B.	Community of Interests

Applicants assert that the protections afforded by the 1940 Act are generally unnecessary for a Fund in view of the community of economic and other interests among the Limited Partners and the Manulife Entities. The community of interest is based on (a) the concern of Manulife with the morale of its employees and the ability of the Manulife Entities to attract and retain highly qualified personnel, (b) the absence of any public group of investors in the Funds, (c) the Manulife Entities’ participation in the investments of a Fund through their general partner interest and, in certain circumstances, as a limited partner, in co-investing Third-Party Funds. In the last example, a Fund’s co-investments with partnerships managed by Manulife Entities, where a Manulife Entity has an economic interest that is aligned with that of the Fund, provides Manulife with an economic incentive to act in the best interests of the Fund.

Applicants also note that a Fund’s investment program will be conceived and organized by persons who may be directly or indirectly investing, or eligible to invest, in such Fund. Further, the Funds will not be promoted to Eligible Employees by persons outside of the Manulife Entities seeking to profit from fees for investment advice or from the distribution of securities.

Manulife represents, as to each Fund, that:

1.   Manulife will control the Fund within the meaning of Section 2(a)(9) of the 1940 Act. Manulife, a General Partner and any other person acting for or on behalf of the Fund shall act in the best interest of the Fund and its security holders.

2.   Whenever Manulife, the General Partner or any other person acting for or on behalf of the Fund is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Fund and its security holders. Any person that acts for or on behalf of a Fund, including any General Partner of a Fund and any member of an investment committee of a Fund, will be (as applicable) an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Funds or Manulife within the meaning of Sections 9 and 36 of the 1940 Act and will be subject to those sections.

3.   The governing documents for, and any other contractual arrangement regarding, the Fund, will not contain any provision which protects or purports to protect any Manulife Entity, the General Partner or their delegates (if any) against any liability to the Fund or its security holders to which such person would otherwise be subject by reason of willful misconduct, bad faith or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

C.	Burdens of Compliance

Applicants maintain that requiring the Funds to comply with the various provisions of the 1940 Act would present the Funds with unnecessary burdens. As noted above, the operation of the Funds is not likely to result in the abuses that the 1940 Act was designed to remedy. In addition, Applicants note that the governing documents of each Fund will provide substantial protection to investors by (a) containing specific requirements with respect to matters such as valuations and access of Limited Partners to reports and (b) restricting the General Partner’s authority in a number of respects, including limiting its ability to make certain amendments to the governing documents without the requisite amount of consents from the Limited Partners.

D.	Specific Relief

1.  Section 17(a)

Section 17(a) of the 1940 Act generally prohibits any affiliated person of a registered investment company or any affiliated person of such affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company.

Applicants request an exemption from Section 17(a) of the 1940 Act to the extent necessary to: (a) permit a Manulife Entity or a Third-Party Fund (or any “affiliated person,” as defined in the 1940 Act, of a Manulife Entity or any such Third-Party Fund), acting as principal, to purchase or sell securities or other property to or from any Fund or any company controlled by such Fund; and (b) permit a Fund to invest in or engage in any transaction with a Manulife Entity, acting as principal, (i) in which such Fund, any entity controlled by such Fund or a Manulife Entity or any Third-Party Fund has invested or will invest, or (ii) with which such Fund, any entity controlled by such Fund or a Manulife Entity or any Third-Party Fund is or will become otherwise affiliated. Any such transactions to which any Fund is a party will be effected only after a determination by the General Partner that the requirements of Conditions 1, 2 and 6 below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable governing documents. To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such section is also requested.

The requested relief will not extend to any transactions between a Fund and an Unaffiliated Sub-Adviser or an affiliated person of an Unaffiliated Sub-Adviser or between a Fund and any person who is not an employee, officer or director of a Manulife Entity or is an entity outside of the Manulife Entities and is an affiliated person of the Fund as defined in Section 2(a)(3)(E) of the 1940 Act (an “Advisory Person”) or any affiliated person of such a person.

Applicants submit that the exemption it seeks from Section 17(a) of the 1940 Act will be consistent with the purposes of the Funds and the protection of investors. Limited Partners will be informed in a Fund’s offering materials of the possible extent of the Fund’s dealings with any Manulife Entity and of the potential conflicts of interest that may exist. As professionals engaged in financial services businesses, the Limited Partners will be able to evaluate the risks associated with those dealings. Moreover, Applicants assert that the community of interest among the Limited Partners and the Manulife Entities will serve to reduce the risk of abuse in transactions involving Manulife Entities.

The considerations described above will protect each Fund and limit the possibilities of conflict of interest and abuse of the type that Section 17(a) is designed to prevent. Consistent with the foregoing, the Funds agree to abide by the conditions set forth below to the relief requested from Section 17(a). In addition, Manulife, on behalf of the Funds, represents that any transactions otherwise subject to Section 17(a), for which exemptive relief has not been requested, would require approval of the Commission.

2.   Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit any affiliated person or principal underwriter of a registered investment company, or any affiliated person of such person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission. Applicants request relief to permit affiliated persons of the Funds (such as the General Partner, the Investment Adviser, any Manulife Entity or any Third-Party Fund), or affiliated persons of any such persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which a Fund or any company controlled by a Fund participates. The relief requested would permit, among other things, co-investments by the Funds, Third-Party Funds and individual members or employees, officers, directors or Consultants of a Manulife Entity making their own individual investment decisions apart from the Manulife Entities. To the extent any of the transactions described under the request for relief from Section 17(a) would come within the purview of Section 17(d), such transactions are incorporated hereunder and relief from such section is also requested.

The requested relief will not extend to any transaction in which an Unaffiliated Sub-Adviser or an Advisory Person, or an affiliated person of either such person, has an interest, except in connection with a Third-Party Fund sponsored by an Unaffiliated Sub-Adviser.

Applicants submit that suitable investments will be brought to the attention of a Fund because of its affiliation with Manulife or Manulife’s capital resources. Applicants also submit that the types of investment opportunities considered by a Fund often require each participant in the transaction to make funds available in an amount that may be substantially greater than what a Fund (including its Eligible Employees and Qualified Participants) may be able to make available on its own. Applicants contend that, as a result, the only way in which a Fund (and thus its Eligible Employees and Qualified Participants) may be able to participate in these opportunities is to co-invest with other persons, including its affiliated persons. Applicants note that each Fund will be primarily organized for the benefit of Eligible Employees as an incentive for them to remain with the Manulife Entities and for the generation and maintenance of goodwill. Applicants believe that, if co-investments with Manulife Entities are prohibited, the appeal of the Funds would be significantly diminished. Applicants assert that Eligible Employees wish to participate in such co-investment opportunities because they believe that (a) the resources of Manulife enable it to analyze investment opportunities to an extent that Eligible Employees would not be able to duplicate, (b) investments made by Manulife will not be generally available to investors even of the financial status of the Eligible Employees, and (c) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

Applicants assert that the flexibility to structure co-investments and joint investments will not involve abuses that Section 17(d) and Rule 17d-1 were designed to prevent. Applicants state that the concern that permitting co-investments by one or more Manulife Entities and a Fund might lead to less advantageous treatment of the Fund should be mitigated by the fact that Manulife will be acutely concerned with its relationship with the investors in the Fund and the fact that senior officers and directors of Manulife Entities will be investing in the Fund. In addition, Applicants assert that compliance with Section 17(d) would cause the Fund to forgo investment opportunities simply because the Fund, a Limited Partner, the General Partner or any other affiliated person of the Fund (or any affiliated person of such affiliated person) made a similar investment.

Co-investments with Third-Party Funds, or by a Manulife Entity pursuant to a contractual obligation to a Third-Party Fund, will not be subject to Condition 3 below. Applicants note that it is common for a Third-Party Fund to require that a Manulife Entity invest its own capital in Third-Party Fund investments and that Manulife Entity’s investments be subject to substantially the same terms as those applicable to the Third-Party Fund. Applicants believe it is important that the interests of the Third-Party Fund take priority over the interests of the Funds and that the Third-Party Fund not be burdened or otherwise affected by activities of the Funds. In addition, Applicants assert that the relationship of a Fund to a Third-Party Fund is fundamentally different from a Fund’s relationship to Manulife. Applicants contend that the focus of, and the rationale for, the protections contained in the requested relief are to protect the Funds from any overreaching by Manulife in the employer/employee context, whereas the same concerns are not present with respect to the Funds vis-à-vis a Third-Party Fund.

In summary, the requested relief under Section 17(d) of the 1940 Act is necessary in light of the purpose of each Fund. Given the criteria for Eligible Employees and the conditions with which the Funds have agreed to comply, the requested relief is appropriate in light of the purposes of the 1940 Act.

The considerations described above will protect each Fund and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the Funds agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1. In addition, Applicants represent that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.

3.   Section 17(e) and Rule 17e-1

Section 17(e) of the 1940 Act and Rule 17e-1 under the 1940 Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. Applicants request an exemption from Section 17(e) to permit a Manulife Entity (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees, brokerage fees or other compensation from a Fund in connection with the purchase or sale by the Fund of securities, provided that, the fees or other compensation are deemed “usual and customary.” Applicants state that for the purposes of the Application, fees or other compensation that are charged or received by a Manulife Entity will be deemed “usual and customary” only if (a) the Fund is purchasing or selling securities with other unaffiliated third parties, including Third-Party Funds, (b) the fees or other compensation being charged to the Fund (directly or indirectly) are also being charged to the unaffiliated third parties, including Third-Party Funds, and (c) the amount of securities being purchased or sold by the Fund (directly or indirectly) does not exceed 50 percent of the total amount of securities being purchased or sold by the Fund (directly or indirectly) and the unaffiliated third parties, including Third-Party Funds. Applicants assert that, because Manulife does not wish to appear to be favoring the Funds, compliance with Section 17(e) would prevent a Fund from participating in transactions where the Fund is being charged lower fees than unaffiliated third parties also participating in the transaction. The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that the fees or other compensation paid by a Fund to a Manulife Entity are those negotiated at arm’s length with unaffiliated third parties.

Rule 17e-l(b) requires that a majority of directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) take actions and make approvals regarding commissions, fees or other remuneration. Rule 17e-1(c) requires the board of directors of an investment company relying on the rule to satisfy the fund governance standards set forth in Rule 0-1(a)(7) (the “Fund Governance Standards”). Applicants request an exemption from Rule 17e-l to the extent necessary to permit each Fund to comply with the rule without having a majority of the directors14 of the General Partner who are not interested persons take actions and make determinations as set forth in paragraph (b) of the rule and without having to satisfy the standards set forth in paragraph (c) of the rule. Applicants state that because all the directors or other governing body of the General Partner will be affiliated persons, without the relief requested, a Fund could not comply with Rule 17e-1. Applicants state that each Fund will comply with Rule 17e-l by having a majority of the directors (or members of a comparable body) of the Fund or its General Partner take such actions and make such approvals as set forth in the rule. Applicants state that each Fund will otherwise comply with Rule 17e-1.

4.   Section 17(f)

Section 17(f) of the 1940 Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member

[14]

All references to directors or boards of directors of the General Partner made herein are intended to include the substantial equivalent in respect of an entity that does not have a board of directors (e.g., “managers” or “boards of managers” of a Delaware limited liability company).

of a national securities exchange or the company itself in accordance with Commission rules. Rule 17f-1 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange. Applicants request relief from Section 17(f) of the 1940 Act and subsections (a), (b) (to the extent such subsection refers to contractual requirements), (c) and (d) of Rule 17f-1 under the 1940 Act to the extent necessary to permit a Manulife Entity to act as custodian for a Fund without a written contract. Since there is a close association between a Fund and Manulife, requiring a detailed written contract would expose the Fund to unnecessary burden and expense. Applicants also request relief from the requirement in paragraph (b)(4) of the rule that an independent accountant periodically verify the Fund’s assets held by the custodian. Applicants believe that, because of the community of interest between Manulife and the Funds and the existing requirement for an independent audit, compliance with this requirement would be unnecessary. Except as set forth above, a Fund relying on Rule 17f-1 will otherwise comply with the provisions of the rule.

Section 17(f) of the 1940 Act designates the entities that may act as investment company custodians, and Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. Applicants request relief from Section 17(f) of the 1940 Act and Rule 17f-2 under the 1940 Act to permit the following exceptions from the requirements of Rule 17f-2: (a) a Fund’s investments may be kept in the locked files of the General Partner or the Investment Adviser; (b) for purposes of paragraph (d) of the rule, (i) employees of the General Partner (or Manulife) will be deemed to be employees of the Funds, (ii) officers or managers of the General Partner (or Manulife) will be deemed to be officers of the Fund, and (iii) the General Partner or its board of directors will be deemed to be the board of directors of the Fund; and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees, each of whom will have sufficient knowledge, sophistication and experience in business matters to perform such examination. With respect to certain Funds, some of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. Applicants assert that, for such a Fund, these instruments are most suitably kept in the files of Manulife, the General Partner or the Investment Adviser, where they can be referred to as necessary. Applicants will comply with all other provisions of Rule 17f-2.

5.   Section 17(g) and Rule 17g-1

Section 17(g) of the 1940 Act and Rule 17g-1 under the 1940 Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons of a registered investment company take certain actions and give certain approvals relating to fidelity bonding. Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act and the rules thereunder.

Applicants request relief to the extent necessary to permit the General Partner’s board of directors or other governing body, who may be deemed interested persons, to take actions and make determinations as set forth in the rule. Applicants also request an exemption from the requirements of: (a) paragraph (g) of Rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors; (b) paragraph (h) of the rule relating to the appointment of a person to make the filings and provide the notices required by paragraph (g); and (c) paragraph (j)(3) of the rule relating to compliance with the Fund Governance Standards. The Funds will comply with all other requirements of Rule 17g-1.

Applicants state that, because all directors or other governing body of the General Partner will be affiliated persons, a Fund could not comply with Rule 17g-1 without the requested relief. In light of the purpose of the Funds, and the community of interest among the Funds and between the Funds and the General Partner, Applicants believe that little purpose would be served by this requirement even if it were feasible.

Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Funds. The applicable General Partner will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of Rule 17g-1 and agree that all such materials will be subject to examination by the Commission and its staff. The General Partner will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the rule. Applicants submit that no purpose would be served in complying with the requirements of the rule related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as employees’ securities companies, the Funds will not have public investors. Exempting the Funds from these provisions does not diminish investor protections, as Limited Partners will receive the protections offered by the Funds’ compliance with other provisions of Rule 17g-1. Moreover, the Funds will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.

In addition, Applicants maintain that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Funds do not and will not have boards of directors. The General Partner of a Fund will be the functional equivalent of the board of directors of an investment company. As stated above, the General Partner appoints the person responsible for maintaining the information that would otherwise be filed with the Commission under paragraph (g) of the rule and has access to all such information. The information that would otherwise be filed with the Commission under paragraph (g) of the rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the rule. It therefore would be unnecessary to give notices to the General Partner regarding this information.

For the same reasons, Applicants believe that the requirements relating to disinterested directors and their counsel in paragraph (j)(3) of Rule 17g-1 are burdensome and unnecessary as applied to the Funds. As discussed above, the Funds will have no boards of directors, and therefore it is not feasible to require the approval of joint fidelity bonds by disinterested directors of the Funds. Moreover, in light of the purpose of the Funds and the community of interest among the Funds and between the Funds and the applicable General Partner, Applicants believe that little purpose would be served by this requirement even if it were feasible. Applicants also state that each Fund will otherwise comply with Rule 17g-1. The fidelity bond of each Fund will cover Manulife employees who have access to the securities and funds of the Fund.

6. Section 17(j) and Rule17j-1

Section 17(j) of the 1940 Act and Rule 17j-1(b) under the 1940 Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Applicants request relief from Section 17(j) and the provisions of Rule 17j-1, except for the antifraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to the Funds. Requiring each Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time consuming and expensive and would serve little purpose in light of, among other things, the community of interest among the participants in the Fund by virtue of their common association with Manulife (either as employees or Consultants of Manulife) and the substantial and largely overlapping protections afforded by the conditions with which such Fund has agreed to comply. Applicants believe that the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are designed to guard are not present in the case of any Fund. The relief requested will only extend to Manulife Entities and is not requested with respect to any Unaffiliated Sub-Adviser or Advisory Person.

7. Sections 30(a), (b), (e) and (h)

Applicants request an exemption from the requirements in Sections 30(a), 30(b) and 30(e) of the 1940 Act, and the rules promulgated thereunder, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to the Funds and would entail administrative and legal costs that outweigh any benefit to the Limited Partners. Applicants request relief to the extent necessary to permit each Fund to report annually to its Limited Partners as described herein. Applicants also request an exemption from Section 30(h) of the 1940 Act to the extent necessary to exempt the General Partner of each Fund, members of the General Partner, any board of managers or directors or committee of Manulife employees to whom the General Partner may delegate its functions, and any other persons who may be deemed to be members of an advisory board of a Fund, or any other persons otherwise subject to Section 30(h), from filing Forms 3, 4 and 5 under Section 16(a) of the Exchange Act with respect to their ownership of Interests in the Fund. Applicants assert that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

8. Rule 38a-1

Rule 38a-1 requires that every registered investment company adopt and implement written compliance policies and procedures and review those policies and procedures annually. Rule 38a-1 also requires the designation of a chief compliance officer, and it requires the chief compliance officer to report directly to the fund’s board.

Each Fund will comply with Rule 38a-1(a), (c) and (d), except that (a) since the Fund does not have a board of directors, the board of directors or other governing body of the General Partner will fulfill the responsibilities assigned to the Fund’s board of directors under the rule, and (b) since the board of directors or other governing body of the General Partner does not have any disinterested members, (i) approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained, and (ii) the Funds will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors or other governing body of the General Partner as constituted.

Each Fund will adopt written policies and procedures reasonably designed to prevent violations of the terms and conditions of this Application, will appoint a chief compliance officer and will comply with the terms and conditions of this Application.

IV.	Applicants’ Conditions

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction involving a Fund otherwise prohibited by Section 17(a) or Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to which a Fund is a party (the “Section 17 Transactions”) will be effected only if the applicable General Partner determines that (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Limited Partners of the Fund and do not involve overreaching of the Fund or its Limited Partners on the part of any person concerned, and (b) the Section 17 Transaction is consistent with the interests of the Limited Partners, the Fund’s organizational documents and the Fund’s reports to its Limited Partners.15

In addition, the applicable General Partner of a Fund will record and preserve a description of all Section 17 Transactions, the General Partner’s findings, the information or materials upon which the findings are based and the basis for the findings. All such records will

[15]

If a Fund invests through an Aggregation Vehicle and such investment is a Section 17 Transaction, this condition will apply with respect to both the investment in the Aggregation Vehicle and any investment by the Aggregation Vehicle of Fund funds.

be maintained for the life of the Fund and at least six years thereafter and will be subject to examination by the Commission and its staff.16

2.   The General Partner of each Fund will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Fund or any affiliated person of such person, promoter or principal underwriter.

3.   The General Partner of each Fund will not invest the funds of the Fund in any investment in which an Affiliated Co-Investor (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment transaction involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Fund and an Affiliated Co-Investor are participants (each such investment, a “Rule 17d-1 Investment”), unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (a) gives the General Partner sufficient, but not less than one day’s, notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Fund has the opportunity to dispose of the Fund’s investment prior to or concurrently with, on the same terms as and pro rata with, the Affiliated Co-Investor.17 The term “Affiliated Co-Investor” with respect to any Fund means any person who is (i) an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Fund (other than a Third-Party Fund), (ii) Manulife, (iii) an officer or director of Manulife, (iv) an Eligible Employee, or (v) an entity (other than a Third-Party Fund) in which a Manulife Entity acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor (i) to its direct or indirect wholly owned subsidiary, to any company (a “Parent”) of which the Affiliated Co-Investor is a direct or indirect wholly owned subsidiary or to a direct or indirect wholly owned subsidiary of its Parent, (ii) to immediate family members of the Affiliated Co-Investor, including step or adoptive relationships, or a trust or other investment vehicle established for any Affiliated Co-Investor or any such immediate family member, or (iii) when the investment is comprised of securities that are (a) listed on a national securities exchange registered under Section 6 of the Exchange Act, (b) NMS stocks pursuant to Section 11A(a)(2) of the Exchange Act and Rule 600(a) of Regulation NMS thereunder, (c) government securities as defined in Section 2(a)(16) of the 1940 Act or other securities that meet the definition of “Eligible Security” in Rule 2a-7 under the 1940 Act, or (d) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

[16]	Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

[17]

If a Fund invests in a Rule 17d-1 Investment through an Aggregation Vehicle, the requirements of clauses (i) and (ii) of this sentence shall apply to both the Affiliated Co-Investor’s disposition of such Rule 17d-1 Investment and, if the Affiliated Co-Investor also holds a Rule 17d-1 Investment through such Aggregation Vehicle, its disposition of all or part of its investment in the Aggregation Vehicle.

4.   Each Fund and its General Partner will maintain and preserve, for the life of the Fund and at least six years thereafter, such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Limited Partners in the Fund, and each annual report of the Fund required to be sent to the Limited Partners, and agree that all such records will be subject to examination by the Commission and its staff.18

5.   Within 120 days after the end of each fiscal year of each Fund or as soon as practicable thereafter or, in case the Fund is a “fund of funds,” within 180 days after the end of each fiscal year of each Fund, the General Partner of each Fund will send to each Limited Partner having an Interest in the Fund at any time during the fiscal year then ended Fund financial statements audited by the Fund’s independent accountants, except in certain circumstances in the case of a Fund formed to make a single portfolio investment. In such cases, the Fund may send unaudited financial statements, but each Limited Partner will receive financial statements of the single portfolio investment audited by such entity’s independent accountants. At the end of each fiscal year, the General Partner will make or cause to be made a valuation of all of the assets of the Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund. In addition, within 120 days, or, in case the Fund is a “fund of funds,” within 180 days, after the end of each fiscal year of each Fund (or as soon as practicable thereafter), the General Partner will send a report to each person who was a Limited Partner at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Limited Partner of that partner’s federal and state income tax returns and a report of the investment activities of the Fund during that fiscal year.

6.   If a Fund makes purchases or sales from or to an entity affiliated with the Fund by reason of an officer, director or employee of a Manulife Entity (i) serving as an officer, director, general partner, manager or investment adviser of the entity (other than an entity that is an Aggregation Vehicle), or (ii) having a 5 percent or more investment in the entity, such individual will not participate in the Fund’s determination of whether or not to effect the purchase or sale.

V.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that its address is as indicated on the cover page of this Application. Applicants further state that all written communications concerning this Application should be directed to:

John Hunt

Sullivan & Worcester LLP

One Post Office Square

Boston, Massachusetts 02109

jhunt@sullivanlaw.com

[18]	Each Fund will preserve the accounts, books, and other documents required to be maintained in an easily accessible place for the first two years.

Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Pursuant to Rule 0-2(c)(l) under the 1940 Act, Applicants state that under the provisions of Applicants’ governing instruments, the responsibility for the management of its affairs and business is vested in its officers or other governing body, as applicable. Applicants represent that the undersigned individual is authorized to file this Application in its name and on its behalf.

For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act granting Applicants the relief sought by this Application.

Each Applicant named below has caused this Application to be duly signed on its behalf on the date noted next to its signature. The certifications required by Rule 0-2(c)(l) under the 1940 Act are attached as Exhibit A of this Application, and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B-1 and Exhibit B-2 of this Application.

VI.	Conclusion

The above exemptions are being requested because they are considered necessary or relevant to the operations of each Fund as an investment program uniquely adapted to the needs of employees of the Manulife Entities. The exemptions requested are necessary to create an attractive investment program for Eligible Employees and to enable the investment activities of each Fund to maintain the community of interest among all investors. It is respectfully submitted that the protections provided in the sections of the 1940 Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the 1940 Act in view of the substantial community of interest among all the parties and the fact that each Fund is or will be an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.

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On the basis of the foregoing, each Applicant submits that all the requirements contained in Rule 0-2 under the 1940 Act relating to the signing and filing of this Application have been complied with and that the undersigned, who has signed and filed this Application on behalf of each Applicant, is fully authorized to do so.

Dated: May 22, 2026

MANULIFE INVESTMENT MANAGEMENT PRIVATE MARKETS (US) LLC

By:	/s/ Michael Lebowitz
Name:	Michael Lebowitz
Title:	Vice President, Investment Compensation

MANULIFE EMPLOYEE SECURITIES COMPANY 2025, L.P.

By: MANULIFE INVESTMENT MANAGEMENT 2025 G.P., LLC, General Partner

By: MANULIFE INVESTMENT MANAGEMENT PRIVATE MARKETS HOLDINGS (US) LLC, Member

	By:	/s/ Michael Lebowitz
	Name:	Michael Lebowitz
	Title:	Vice President, Investment Compensation

Exhibit A

AUTHORIZATION

OFFICER’S CERTIFICATE

Pursuant to Section 3.2(a) of the Amended and Restated Limited Partnership Agreement of Manulife Employee Securities Company 2025, L.P. (the “Investment Fund”), Manulife Investment Management 2025 G.P., LLC, as the general partner of the Investment Fund (the “General Partner”), is entitled to execute and cause the Third Amended and Restated Application dated May 22, 2026 (the “Application”) for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, to be filed on behalf of the Investment Fund. All required action necessary to fully authorize an officer of the General Partner to execute and file the Application on behalf of the Investment Fund have been taken, and such officer is so authorized.

Pursuant to the governing documents of Manulife Investment Management Private Markets (US) LLC (the “Investment Adviser”), Michael Lebowitz, as Vice President, Investment Compensation, is entitled to execute and file the Application on behalf of the Investment Adviser. All required action necessary to fully authorize Michael Lebowitz to execute and file the Application on behalf of Investment Adviser has been taken, and Michael Lebowitz is so authorized.

MANULIFE EMPLOYEE SECURITIES COMPANY 2025, L.P.

By:	MANULIFE INVESTMENT MANAGEMENT 2025 G.P. LLC, General Partner

By: MANULIFE INVESTMENT MANAGEMENT PRIVATE MARKETS HOLDINGS (US) LLC, Member

	By:	/s/ Michael Lebowitz
	Name:	Michael Lebowitz
	Title:	Vice President, Investment Compensation

MANULIFE INVESTMENT MANAGEMENT PRIVATE MARKETS (US) LLC

By:	/s/ Michael Lebowitz
Name: Michael Lebowitz
Title: Vice President, Investment Compensation

A-1

Exhibit B-1

VERIFICATION

The undersigned states that he has duly executed the foregoing Third Amended and Restated Application, dated May 22, 2026, for and on behalf of Manulife Investment Management Private Markets (US) LLC, that he is the Vice President Investment Compensation, Global Executive Compensation of Manulife Investment Management Private Markets (US) LLC, and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

By: /s/ Michael Lebowitz
Name:	Michael Lebowitz
Title:	Vice President Investment Compensation

B-1

Exhibit B-2

VERIFICATION

The undersigned states that he has duly executed the foregoing Third Amended and Restated Application, dated May 22, 2026, for and on behalf of Manulife Employee Investments 2025 Fund, L.P., that he is the Vice President Investment Compensation, Global Executive Compensation of Manulife Investment Management Private Markets Holdings (US) LLC, the sole member of Manulife Investment Management 2025 G.P., LLC, the general partner of Manulife Employee Securities Company 2025, L.P., and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

By: /s/ Michael Lebowitz
Name:	Michael Lebowitz
Title:	Vice President Investment Compensation

B-2